

SPLASH
Water Solutions

Executive Overview

SPRING 2013

WASHINGTON USA

SALES AND MANUFACTURING: 6652 ELIJAH ROAD WELLPINIT, WASHINGTON 99040

CORPORATE: 35 SOUTH OCEAN AVENUE, PATCHOGUE, NEW YORK 11772

WWW.SPLASHWATERSOLUTIONS.ORG

Splash Water Solutions

mission

is to

develop and distribute

sustainable water-generation technologies

to those in need

of

clean drinking water.

1.0 Executive Summary
Water Technology
Product Line
The Water Challenge
The Market
The Plan

2.0 Goals and Objectives
2.1 Mission
2.2 Keys to Success
2.3 Objectives

3.0 Company Summary
3.1 Initial Roll-out

4.0 Products and Services
4.1 Products
4.2 Pricing
4.3 Technology
4.4 Humidity
4.5 Certification
4.6 Acceptable Locations

5.0 The Industry
5.1 The Clean Tech Industry
5.2 Clean Tech and Water Scarcity
5.2 The Drinking Water Industry
5.3 Market Segmentation Strategy
5.4 Strategic Analysis
5.5 Bottle vs. AMH
5.7 Competitors

6.0 Market Segmentation
Products and Services
The Issue
The Solution
The Market
6.1 Strategic Analysis
6.2 Competitive Analysis
6.3 Competitors

7.0 Market and Sales
7.1 Differentiation
7.2 Sales Strategy
7.3 Marketing Strategy
7.4 Distribution
Private Segment
Public Segments
Alternative Segments
7.5 Web Strategy

8.0 Milestones - A Ninety Day Plan

9.0 Management Summary

10.0 Financial Plan

APPENDIX

1.0 Product Spec Sheets

2.0 Global Water Charities

1.0 Executive Summary

Bravo Enterprises Ltd. is in the business of acquiring innovative clean tech technologies and adding value to them through developing, manufacturing, marketing and distribution efficiencies.

In late 2012, Bravo purchased the world wide rights for manufacturing, marketing and distribution of atmospheric water harvesters from Water for the World Manufacturing Inc. of Wellpinit, Washington.

In early 2013, the company was re-organized to focus on it's newly named Splash Water Solutions Division to engage in developing these next generation water solutions to extract water from air and turn it into clean, healthy drinking water.

Water Technology

Through it's acquisition, the company is now a well-established innovator, manufacturer and distributor of Atmospheric Water Harvester (AWH) technology. This technology provides a cost-effective solution to the global shortage of drinking water by extracting water from air and turning it into clean, healthy drinking water.

The technology transforms available water vapor from air humidity into great tasting drinking water by using refrigeration technology that condenses water vapor. Splash's AWH machines continuously simulate the "dew point" allowing water to be collected even in relatively low-humidity conditions. Air is drawn through a specially designed filter that removes dust and purifies the air. The condensed water is then collected and passed through a water treatment module with an ultraviolet reactor light to kill any bacteria. In the final stage, the water passes through a one micron sediment filter and once again through an ultraviolet reactor followed by a high quality carbon filter, which enhances the water's taste.

Product Lines

The company produces a home/office AWH unit that can produce up to 30 liters of water a day and a commercial/industrial unit that can produce up to 11,356 liters a day of safe drinking water every day. Industrial and commercial units are intended for use in military camps, beverage factories, hotels, and humanitarian and disaster relief applications where fresh drinking water is scarce or unavailable. In addition to providing an inexpensive supply of clean drinking water in developed countries, AWH units have obvious utility in more distressed countries that lack a viable infrastructure for delivering clean water.

The AWH machines offered by Splash Water have two major competitive advantages related to pricing. In the case of the Springwell 3000, it is up to 75% less expensive to purchase then other AWH machines and secondly, as much as 50% cheaper to operate due to the patented proprietary technology within the unit.

The AWH technology represents a highly profitable business in a market where a vital source, water, is decreasing dramatically in the world. Moreover, the companies AWH technology is the most environmentally and customer friendly source of drinking water in the market.

The Water Challenge

Without water, life would not exist. It is a prerequisite for all human and economic development. Yet water is scarce.

There has been significant public attention paid to the issue of water scarcity lately, and for good reason. Although water is a renewable resource, it is also a finite one. Only 2.53 percent of earth's water is fresh, and some two-thirds of that is locked up in glaciers and permanent snow cover. But despite the very real danger of future global water shortages, for the vast majority of the nearly one billion people without safe drinking water, today's water crisis is not an issue of scarcity, but of access.

There are billions of people being effected by a water crisis. Nearly one billion humans have no access to clean, drinkable water. And 2.6 billion people don't have access to a toilet. There are 10 countries in dire straights.

In **Cambodia** 84% of the population does not have access to clean, safe water. The Mekong River flows through this area of Southeast Asia and it is often affected by monsoon season from May to November. How could a place that has a river flowing through it and a monsoon season be in a water crisis? A lack of technology, contamination of water, and a reliance on rainfall for drinking water contribute to the water crisis in Cambodia

Rwanda is a developing nation that is rich in water resources yet lacks the infrastructure to bring clean water to its population. Public water systems are hard to install because of the lands topography. Water shortages and a lack of clean, accessible water increases a threat to the Rwandan people. A lack of clean water means that Rwanda has a high mortality rare of one in five.



DRINKING WATER AVAILABILITY (%)	
Afghanistan	13%
Ethiopia	24%
Chad	27%
Cambodia	30%
Laos	37%
Mauritania	37%
Angola	38%
Oman	39%
Rwanda	41%
New Guinea	42%

Clean water scarcity has created a global crisis. Almost fifty per cent of the developing world's population – 2.5 billion people – lack improved sanitation facilities, and over **884 million people still use unsafe drinking water sources.** Inadequate access to safe water and sanitation services, coupled with poor hygiene practices, kills and sickens thousands of children every day, and leads to impoverishment and diminished opportunities for thousands more. (WHO/UNICEF)

The Solution

In the past 10 years, a growing number of foundations have focused on the drinking water crisis. Working with governments, scientists, philanthropists and companies, these foundations are focused on bringing people clean water and improved sanitation to areas that need it. However, they are **looking for solutions that are simpler, larger and more cost-effective.** On average, every US dollar invested in water and sanitation provides an economic return of eight US dollars.

The three most high profile organizations are:

One Drop is a charitable organization that develops integrated, innovative projects with an international scope, in which water plays a central role as a creative force in generating positive, sustainable effects for local and foreign populations and in the fight against poverty is a non-profit organization established in 2007 by Guy Laliberté, Founder of Cirque du Soleil—strives to ensure that water projects work effectively.

Charity Water is a non profit organization, started by Scott Harrison is bringing clean and safe drinking water to people in developing nations. Founded in 2006, it has helped fund 6,611 projects in 20 countries, benefiting over 2,545,000 people. Overall, the organization has raised over $40 million as of January 15, 2012.

Water.org is a non-profit organization resulting from the merger between H2O Africa co-founded by Matt Damon, and Water Partners co-founded by Gary White. Its goal is to provide aid to regions of developing countries that do not have access to safe drinking water and sanitation.

These three organizations plus hundreds of others (see Appendix 2) are developing projects that are funded through grants, loans, or a combination of the two.


Non-Profits Bring Clean Water to People
New York nightclub celebrity Scott Harrison founded and built Charity Water into one of the most effective water organizations in the world.
Matt Damon has worked tirelessly with Water.Org to reach his goal of having everyone in the world to have access to a safe glass of water.

The Market

The water crisis is truly a global one. There are currently 20 countries out of a 150 that residents have less than a 50% access to water. Bravo's management is taking a systematic approach to the world market, by concentrating on "regions" which will allow the company to expand into all market segments: charity, funded projects, government organizations and private sector firms.

Our primary target markets include, but are not limited to working with water organizations to develop community projects in areas that need them. In addition our markets will include marketing our machines to government and private sector organizations that need clean water to sustain: resource sites, resorts, beverage manufacturers and water stores.

The Plan

The Company through it's Splash Water Solutions is now in the first stages of embarking on a systematic global roll-out of it's product line by establishing a sales network in key global geographic markets including Asia, Africa and Central America. It is also launching an e-commerce site and franchised water store distribution plan.

The Company is currently seeking private equity in the amount of $3 to $5 million US to fund it's Business Plan initiatives. This new funding will enable the company to more rapidly increase its global presence and demonstrate the potential of its technology and products to the key markets it has identified.

The Company has identified a targeted sales forecast of $12 million US for 2013. A majority of these sales are for the larger industrial machines to private sector companies and public-water projects in developing countries.

In order to minimize our start-up costs, we will continue to outsource the manufacturing, marketing and set-up of our machines until the product demand warrants a more profitable method of producing the quantities needed to fulfill sales orders. Only at that point will we consider manufacturing the products ourselves.

2.0 Goals and Objectives

2.1 Mission

Splash Water Solutions mission is to develop and distribute sustainable water-generation technologies to those in need of clean drinking water.

2.2 Keys to Success

The keys to success in this business is an extremely precise marketing and implementation plan made up of:

- Providing quality products that can be used in a variety of situations (commercial to disaster relief).
- Utilizing next-generation technology in order to continually improve upon current production options, while differentiating ourselves from our competition.
- Strong negotiation and sales skills, either dealing with charities, celebrities, governments, channel issues and/or barriers to entry, or solving problems with perceptions in order to penetrate our target markets.
- Our global product line must be delivered on time, costs controlled, marketing budgets managed. There is a temptation to increase growth at the expense of profits; we will keep a close eye on this temptation in order to live up to our plan.
- Sustaining controlled growth in order to manage start-up costs more efficiently.

To maintain these key factors, Bravo requires include start-up funding, partnering with value-added organizations, aggressive lobbying, quality sales professionals, accomplished management, product branding, increasing reach into key global markets (Asia, Africa and Americas), affiliating with the right channel partners, competitive intelligence and appropriate use of evolving technologies.

2.3 Objectives

This Confidential Business Overview establishes a platform to commercialize the Company's breakthrough technology and demonstrates the operational and financial viability of the Company. The goal is to fully exploit our technology by marketing and distributing atmospheric water generating products and filtration systems.

Business Objectives

1. To become the premier vendor for water charities, governments and private sector organizations in the new and evolving Atmospheric Water Generating industry.
2. To reach profitability within one year of the company's 2013 product roll-out.
3. To develop additional profit centers to include e-commerce and franchised stores

Financial Objectives

1. Increase product sales to twelve million dollars annually by the end of the second year.
2. Bring gross margin up and maintain that high level by the third year.
3. Improve inventory turnover on an ongoing basis, until "just-in-time" inventory standard by the third year.
4. The company expects to have exponential sales growth once market acceptance and brand recognition is achieved.

Marketing Objectives

1. Establish brand awareness for the new Splash Water Solutions' name and products.
2. Focus on 5 key global markets to increase market penetration and domination.
3. Expand target markets with controlled growth in both public and private sectors
4. Establish brand awareness for the new Bravo Water Solutions' name and products.
5. Position ourselves as the leading emerging clean tech water company in the world.

3.0 Company Summary

Splash Water Solutions is a division of Bravo Enterprises Ltd. which is a fully reporting U.S. listed company trading on the NASDQ Bulletin Board under the symbol OGNG. The company was re-organized to engage in developing the next generation water solutions in order to address the global shortage of drinking water by extracting water from air and turning it into clean, healthy drinking water.

3.1 Initial Roll-Out

The Company through it's Splash Water Division is now in the first stages of embarking on a systematic global roll-out of this sales program. This is combined with a program for establishing a sales network in key global geographic markets including Asia, Africa and the Gulf Coast. The cost of producing water with AWH units is significantly lower when compared to the cost of bottled water or water resource development alternatives. Consumers receive clean drinking water at much lower cost than through conventional bottled-water suppliers. With such savings, Splash's AWH units can pay for themselves over a short time span, and the savings continue long into the future. This has made them a solution for "foundations" as they focus on making villages and communities self sufficient for their water needs.

The Company is seeking private equity in the amount of $3 million to $5 million US to fund product commercialization strategy and business plans. Bravo intends to allocate the proceeds in accordance with the general list below. New funding enables the company to more rapidly increase its global presence and demonstrate the potential of its technology and products.

We have identified the following broad categories for immediate expenditures:

- $1,250,000: Manufacturing and Inventory
- $500,0000: General and Administration
- $1,000,000: Marketing and Sales
- $250,000: Working Capital

4.0 Products and Services

4.1 Products

Splash Water sells two types of AWH units:

Splash Home/Office Units: The Airmax 3000 is a full sized upright model that can produce up to 30 liters per day depending on humidity and temperature levels. The capacity of the home/office unit is designed to replace bottled water dispensers, eliminating the need for trucking, replenishment and storage of plastic bottles. These water units are equipped with an electronic control system that turns the machine on and off when full and can circulate the water to maintain clean drinking water 24 hours a day, 365 days a year. Humidity levels and filter changing requirements are indicated with digital displays.

Splash Commercial/Industrial Units: The Springwell 3000 is capable of producing up 11,356 liters of safe drinking water every day depending on humidity and temperature levels. The intended use of these machines are for use in military camps and humanitarian and disaster relief applications where fresh drinking water is scarce, unavailable or difficult to access. In addition, these machines can be used to provide clean water for commercial applications such as in beverage and food manufacturing, for industrial work sites and organizations in remote locations including schools, resorts, hospitals and resource companies.



The Airmax 3000 is a full sized upright model that can produce up to 30 liters per day depending on humidity and temperature levels.



The Springwell 3000 is capable of producing up 11,356 liters of safe drinking water every day depending on humidity and temperature levels

By redirecting investments in water infrastructure to inexpensive, decentralized, and environmentally sustainable technologies, the world can meet the demand for drinking water in developing countries. Splash's AWH products provide multiple benefits including:

- Functionality and reliability
- Uninterrupted drinking water supply
- Targeted sectors include residential, commercial, industrial, government, and non-profit organizations
- Aim to become the sustainable market leader and create a brand that defines focus on that industry
- Competitive advantage through manufacturing efficiencies and R&D innovations
- Adherence to market-driven pricing strategies
- Continue to develop and work on efficient green technology solutions for drinking water world wide

4.2 Pricing

The AWH machines offered by Splash Water have two major competitive advantages related to pricing. In the case of the Springwell 3000, it is up to 75% less expensive to purchase then other AWH machines and secondly, as much as 50% cheaper to operate due to the patented proprietary technology within the unit.

4.3 Technology

Retrieving moisture from the air is practical, accessible, readily available and virtually unlimited in supply for creating potable water that meets or surpasses the highest international standards for water quality at a competitive price. We will continually develop and improve technology for resolving water problems throughout the world.

1. extract air though a filter,

2. cooling the incoming air, thus producing condensation,

3. capturing the water, and

4. pumping the water through a series of filtration systems and germicidal ultraviolet reactors for purification.

Ultraviolet light systems make use of the ability of the UV portion of the light spectrum to kill bacteria. Such systems are the most effective available on bacteria, viruses and algae with up to a <99.999%> kill rate. The UV reactors are combined with carbon filtration technology to enhance purification.

4.4 Humidity

All AWH devices depend on relatively high humidity and temperature for them to function properly. The actual amount of water produced depends on relative humidity (RH) and temperature. Relative humidity measures the amount of water vapor present in the air at a given temperature. The higher the relative humidity and temperature, the more water there is available to be harvested.



Air
Air Filter
Air Condenses into Water
Pump
Routed to a collection tray, Water Goes Through Round One of UV Disinfection
UV
Water is Filtered Using Ultra-filtration and Granulated Activated Carbon
Water is Sent Through Final Round of UV Disinfection & Pumped into Storage Tank.
UV

RELATIVE HUMIDITY

	55%	60%	65%	70%	75%
PRODUCTION EFFICIENCY	5905 LPD	6982 LPD	8213 LPD	9662 LPD	11366 LPD

The above numbers indicates that at 75% relative humidity the AWH machines run at 11366 liters per day.

The optimum relative humidity level for the operation of the harvester is approximately 65 percent which is typical in many areas that, in total, are inhabited by 70% of the world's population.

4.5 Certification

Splash Water products are subject to stringent testing in order to qualify for a Canadian Standards Association (CSA) mark. This mark is an internationally recognized stamp that appears on over one billion products worldwide. CSA International is a leader in standards development, cer-

tification and testing, and quality management registration. These marks are accepted by governmental authorities that approve projects and products for sale in Canada, the United States and all over the world.


January limits
for 67% of rated capacity
July limits
for 67% of rated capacity
Too arid

4.6 Acceptable Locations

Regions of acceptable water-from-air production are shown above. Volumes are delimited by January (in blue) and July limits (in red) for 67% of the rated capacity of AWG devices. The limits coincide with isotherms for the 14°C dew point. The dew point for the standard conditions of 26.7°C, 60% relative humidity is 18.3°C. The limits shift pole-ward in the summer season for each hemisphere because warmer air that can hold more moisture covers more of the summer-hemisphere's surface. This map is a highly generalized interpretation—installation decisions for large-scale, water-from-air systems need site-specific analyses, especially for sites situated near the limits. Earth's deserts situated within the limits are anomalous regions too arid for water-from-air production.[1]

As Splash Water grows, we will be defining and developing additional profit centers for our company and investors by offering value-added services such as training classes, seminars, on-site programming, private labeling for our channel market resellers, and other ancillary revenue streams based on individual client needs.

[1] Dew point data was provided by the NOAA-CIRES Climate Diagnostics Center, Boulder, Colorado, from their web site at http://www.cdc.noaa.gov/. (Figure is Copyright 2006, Roland V. Wahlgren and is used with permission)

5.0 The Industry

5.1 The Clean Technology Industry

Clean technology is any product or services that improves operational performance, productivity or efficiency while reducing costs, inputs, energy consumption, waste or environmental pollution. Its origin is the increased consumer, regulatory, and industry interest in clean forms of energy generation—specifically, perhaps, the rise in awareness of global warming, climate change pollution and the impact on the natural environment from the burning of fossil fuels. Clean-tech is often associated with venture capital funds and land use organizations.

Overall, investment in clean-energy and energy-efficiency industries rose 60 percent from 2006 to 2012. By 2018 it is forecast that the three main clean technology sectors: solar photovoltaics, wind power, and biofuels, will have revenues of $325 billion.

The water sector is considered an emerging sector of the clean tech business.


CLINTON FOUNDATION
We have to reform our systems. But morally the first priority should be to get the world's poor to a position of sustainable life. That is the work of Water.Org.
— President Bill Clinton

5.2 Clean Tech and Water Scarcity

Water scarcity involves water stress, water deficits, water shortage and water crisis. The concept of water stress is relatively new. Water stress is the difficulty of obtaining sources of fresh water for use, because of depleting resources. A water crisis is a situation where the available potable, unpolluted water within a region is less than that region's demand.

The numbers are staggering:

- Lack of access to clean water and sanitation kills children at a rate equivalent of a jumbo jet crashing every four hours.
- 443 million school days are lost each year due to water-related illness.
- Women and children bear the primary responsibility for water collection in the majority of households. This is time not spent working at an income-generating job, caring for family members, or attending school.

5.3 The Water Industry

The water industry has not done effective job in solving the current global water crisis. In fact it has done a poor job, as environmentalists point to the environmental damaging impact of the bottled water market alone.

The drinking water industry is divided into different sectors ranging from water filtration companies to bottling companies. There are several types of water readily available in the market, including: filtered tap water, reverse osmosis water, natural spring water, artesian spring water, sparkling water and mineral water, all of which are bottled and available for purchase.

Bottled Water

Over the last decade, sales of bottled water have increased dramatically to what is estimated to be a US $100 billion industry. From 2004 to 2008, global bottled water consumption grew from approximately 40 billion gallons to over 138 billion gallons. In several cities of the developing world, demand for bottled water often stems from the fact that the municipal water suiting large revenues in developed countries. Bottled water sales in the United States in 2004 – higher than in any other country – totaled over US $9 billion for 7 billion gallons of water. Countries in the top ten list of bottled water consumers include Mexico, China, Brazil, Italy, Germany, France, Indonesia, Spain and India.

The market for bottled water has been growing at a double-digit rate, reaching $182 billion in sales in 2008. Bottled water is now the second largest beverage sector, pointing to a dissatisfaction of consumers with water supplied to their homes. The combined point of use (POU) and point of entry (POE) water-system segment was a $15 billion industry in 2005 and is growing at 16% per year (Frost & Sullivan). The cost of bottled water continues to increase, now reaching levels that are higher than sodas and other drinks. The cost of bottled water per household per year is approximately $570[2]; let alone the environmental costs.

[2] Affordability of Water Service, http://www.idswater.com/Common/Paper/Paper_184/Affordability%20of%20Water%20Service.htm

Filtration Systems

POU devices filter at the point of use such as the sink. As concerns for the quality and safety of drinking water grow, and as the cost of bottled water increases, POU filtration systems are gaining in popularity. Moreover, bottled water which is widely perceived to be pristine and clear due to the bottled water industry's marketing campaigns has recently been proved to have contaminants as well.

Under-counter filtration systems represent a $250 million global market and are growing at the rate of 8% per year. In the U.S. alone there are 100,000 installed units per year representing $150 million in sales. The market for reverse osmosis units is very competitive, often plagued by price wars. "Big Box" retailers such as Lowes,, Home Depot and Sears are the primary distribution channels for these products, with retail water treatment dealers sharing a small portion of the market.

Ultraviolet (UV) Water Treatment Systems

Ultraviolet water-treatment systems emerged in the last decade as a viable technology. In the past, UV systems were very expensive and energy inefficient. However, manufacturers have been able to address these issues by reducing not only the production and operating costs of UV units, but also increasing reliability and efficiency.

A UV system disinfects incoming water and protects users from various biological threats stemming from pathogens. While this threat might not be much of a concern to homeowners that are hooked up to municipal water systems, private well owners continually keep an eye out for microbial diseases in their water supply. The same is true for residents that live in rural areas, where the safety of the water cannot always be guaranteed. Once a user has decided to buy a UV water treatment system for their home, the next question is whether to buy a system that treats the water at the point-of-entry (POE) or at the point-of-use (POU). As both POU and POE systems utilize the same technology, the only major differences between the systems are size and price.

A POU unit is smaller in size; it will easily fit underneath a kitchen sink, providing safe drinking water right on the spot. The smaller size of the system also translates into lower unit costs, with some systems starting below $200 USD. However, POU systems only provide biologically safe water at the location, where they are installed, and nowhere else in the house. Therefore, an increasing number of users are deciding to acquire the larger POE systems, which are priced as low as $400 USD. The added costs from a larger contact chamber and bulb are only incremental, though, when they are compared to the additional protection gained. A POE system will provide safe drinking water for the whole house, ranging from the kitchen sink to the bathroom to the shower.

A bright future

Indications from various market participants show that the POE systems are the preferred choice, as they make up around two thirds of the residential UV market. These systems are especially popular among private well and rural homeowners. These users will continue to be a key group for manufacturers of POE units, due to these users continuous risk of exposure to bacterial diseases. As for the POU systems, their small size will continue to be an important selling point for people living in big cities, students, and tenants.

6.0 Market Segmentation Strategy

We believe a drinking water market opportunity exists for our atmospheric water harvesters. Our technology provides an alternative solution to the world's shortage of fresh water and can provide clean, safe drinking water in various geographical settings.

Our target markets for the air-to-water systems are events, projects, governments and business operations which are situated in the geographic regions where the ambient humidity is in a range of 40% to 90%, and in a temperature range of 50 to 90 degrees Fahrenheit. Our models operate best within these ranges.

The company has looked at the global opportunity for our product line and have come up with the following segmentation strategies.

Segmentation by Development

The first market segments relate to **underdeveloped countries**. By working closely with emerging water charities we can co-develop water projects that provide sustainably. This will include major projects and smaller sustainable "water stores" for villages. We can also serve as a personal disaster relief unit for consumers in circumstances such as hurricanes where residents in the affected area may have no drinking water.
We will also target various markets including military applications, oil and mining operations, new and emerging eco-tourist resorts, new condominium developments and humanitarian missions.

The second market relates to **developed countries**. We will target various markets including oil and mining operations, new and existing tourist resorts, new condominium developments and the development of a new 'water store" franchise business model and e-commerce system.

We plan to market our products through a) water charities and governments and b) independent domestic and international wholesale distributors.

Segments by Global Location

The water crisis is truly a global one. There are currently 20 countries out of 150 in the world in which less than 50% of residents have access to clean drinking water. Bravo's and Splash Water's management are taking a systematic approach to the world market, by concentrating on "regions" which will allow the company to expand into all market segments: charity, funded projects, government and private sector.

The company is focussed on the following global regions:

1) Asia:
Developing Country: Cambodia
Developed Countries: Philippines, Malaysia, Bali etc.

2) Caribbean/Gulf Coast:
Developing Country: Haiti
Developed Countries: Panama, Mexico, Nicaragua, Caymans, Jamaica etc.

2) Africa:

Developing Country: Sudan
Developed Countries: South Africa, Nigeria etc.

Segmentation by Need /Funding / Country Type



CHARITY FUNDED
PRIVATE SECTOR
UNDER DEVELOPED COUNTRIES
(1) Disaster Relief
(2)Public Water Projects
(3) UN Military Task Forces
(4) Eco Tourism Resorts
(5) Resource Companies (oil rigs - mines)
(6) Beverage Manufacturers
DEVELOPED COUNTRIES
(10) Disaster Relief
(7) Resorts and Ships
(8) Water Stores
(9) Resources (oil rigs - mines)

The first market segments relate to **underdeveloped countries**. By working closely with emerging water charities we can co-develop (2) water projects that provide sustainably. This will include major projects and smaller sustainable "water stores" for villages. We can also serve as a personal disaster relief (1) unit for consumers in circumstances such as hurricanes where residents in the affected area may have no drinking water.
We will also target various markets including (3) humanitarian military applications, (6a.) oil and mining operations and (4) new and emerging eco-tourist resorts and condominium developments.

The second market relates to **developed countries**. We will target various markets including (9) oil and mining operations, new and existing tourist resorts and cruise ships and the development of a (8) new 'water store" franchise business model.

In addition the company is exploring the beverage market, in which the company will provide machines that allow companies, in both developed and developing countries, to use clean water to make beverages (beer, soda, juice etc.).

We plan to market our products through a) water charities and governments and b) independent domestic and international wholesale distributors.



Bravo Water Beverage Solutions
Philippines
Bravo WATER.ORG Project
Cambodia
Off Shore Rig - Water Solutions
Singapore
Bravo Disaster Relief Project
Indonesia
Military Relief Effort Project
Indonesia
Bravo Water Store
Bali
Eco Tourism Resort
Australia

The following represent the top market segments examples for Splash Water in the prime market of Asia;

1. Beverage Manufacturer:	Client: Beer Manufacturer	Country: Philippines
2. Village Water Project:	Partner: Water.Org	Country: Cambodia
3. Resource Water Supply:	Client: Oil Company	Country: Singapore
4. Disaster Relief:	Partner: Red Cross	Country: Indonesia
5. UN Military Mission:	Partner: United Nations	Country: Indonesia
6. Bravo Water Store:	Client: Four Seasons Hotel	Country: Bali
7. Eco-Resort Water Supply	Client: The Daine Eco Lodge	Country: Australia

6.1 Strategic Analysis

Although the sectors being targeted by Splash may appear to be diverse, the simple fact remains that these are all markets (both in developed and under developed countries) that require clean drinking water i.e., manufacturing, design, and distribution in addition to:

- experience and expertise resulting in the production of high-quality and reliable products;
- broad range of products
- established contacts with highly qualified distributors and wholesalers worldwide
- manufacturing efficiencies to keep product quality high and cost of production low; and continuing R&D practices to keep numerous productions under development
- political and institutional relationships that are vital to encourage adoption of this technology, and in blocking the lobbying efforts of those whose interests lie in maintaining the status quo
- proprietary design/production software developed by our own R&D scientist

The atmospheric water technology is not extremely difficult to copy or reproduce. Other companies may soon follow in Splash Water's footsteps and attempt to develop and market similar products. In dealing with competitors, we intend to:

- Focus on becoming a "sustainable market leader" and in the forefront of the atmospheric water technology
- Allocate sufficient funds to our research and development programs
- Continue developing prototypes of new and innovative atmospheric water generators for other sectors of the target market such as the marine sector
- Research the commercial viability of other innovative and unique technologies that could be integrated to the products (such as solar and wind power)
- Continuously improving our existing product lines to make them more efficient and competitive.

6.2 Competitive Analysis: Bottled Water vs. AMH

- Bottled water companies depend on high geographic density of the customer base to reduce transportation charges
- Many Americans have become concerned about the quality of their tap water and have turned to bottled water as a solution. Studies have shown, however, that bottled water is not necessarily cleaner or safer than tap water, and that bottled water actually has fewer standards regulating it.
- Some of the problems with bottled water include: the inconvenience of having to buy and carry water; the questionable and inconsistent quality of the water; the expense; and the environmental effect of the manufacture and disposal of all those plastic bottles.
- "Microbes, pesticides, and solvents have been detected throughout groundwater supplies, and have subsequently found their way into bottles, regardless of disinfection.
- A third of the 103 bottled water brands tested in a four-year scientific study by the Natural Resources Defense Council (NRDC) contained such contaminants in at least some samples, at levels that exceed state or industry standards.
- Every year 1.5 million tons of plastic are used to bottle water and toxic chemicals can be released during the manufacture and disposal of the bottles.

6.3 (a) Competitors - Non AWH Technology

The technology of AWH actually creates water (water generation). Current technology, however is focussed around water gathering and purification. This involves digging wells or using ocean, lake or rain water and using water purification techniques to make the water safe.

Water purification is the removal of contaminants from untreated water to produce drinking water that is pure enough for the most critical of its intended uses, usually for human consumption.

Appropriate technology options in water treatment include both community-scale and household-scale point of use (POU) products Larger commercial surplus water treatment units like the ERDalater are still seen in developing countries. Newer military style Reverse Osmosis Units (ROWPU) are portable, self-contained water treatment plants are becoming more available for public use.

The cost for water purification is falling. Reverse osmosis, the current desalination technology of choice, produces clean water for about $1 per cubic meter. That's about 10 times the cost of water from traditional sources (which are limited, of course), but about half the price of water from desalination 20 years ago, according to the International Desalination Association.

Ultraviolet water-treatment systems emerged in the last decade as a viable technology. In the past, UV systems were very expensive and energy inefficient. However, manufacturers have been able to address these issues by reducing not only the production and operating costs of UV units, but also increasing reliability and efficiency.

A reverse osmosis water purification systems (ROWPU) is a portable, self-contained water treatment plant. Designed for military use, it can provide potable water from nearly any water source. There are many models in use by the US Armed Forces and the Canadian Forces. Some models are containerized some are trailers, and some are vehicles unto themselves

Desalination, **desalinization**, or **desalinization** systems refers to any of several processes that remove some amount of salt and other minerals from saline water More generally, desalination may also refer to the removal of salts and minerals, soil desalination.

According to the International Desalination Association, in 2009, 14,451 desalination plants operated worldwide, producing 59.9 million cubic meters per day, a year-on-year increase of 12.3%. The production was 68 million m^3 in 2010, and expected to reach 120 million m^3 by 2020; some 40 million m^3 is planned for the Middle East. The world's largest desalination plant is the Jebel Ali Desalination Plant (Phase 2) in the United Arab Emirates

6.3 (b) AWH Competitors

The atmospheric water generator industry is relatively new and is becoming highly competitive. This market segment includes numerous manufacturers, distributors, marketers, and retailers that actively compete for the business and consumer market both in the United States and abroad.

The following are some of our AWH competitors:

Element Four. (www.elementfour.com) is a B.C. based company which produces small household units which produce about 13 quarts of water per day. The company has been in existence for over 5 years and has a number of patents.

Air2 Water Inc. (www.air2water.net) also known as World Wide Water Company. This company holds a patent for atmospheric water generators. Air 2 Water offers two products to their distributers the residential Dolphin 1 and Dolphin 2.

EcoBlue (www.ecoblue.com) has a number of consumer AWG machines and solar products that it sells through distributors, it's own e-commerce store and through Amazon.com

Island Sky (www.islandsky.com)currently designs, manufacturers and distributes its household and commercial air-to-water machines from its production facilities in China, Mexico and India. Island Sky has defined global markets with distribution in key regions globally.

AWG International (www.awginternational.com) makes a number of smaller consumer models from it's factory in Washington State.

HendrxWater (www.hendrxwater.com) currently produces the AWG HR residential model, this unit is very similar to the Dolphin 1 and the Dolphin 2 produced by Air 2 Water, and also uses UV to control the bacteria with much the same internal configuration. Fujian Yuxin also produces the EA 500 commercial unit which uses standard DX coils. The residential and commercial units are represented by many different distributers at different levels in the retail market.

Water Maker India (www.watermakerindia.com) currently produces the WM series commercial unit utilizes standard DX technology and comes in a variety of sizes and has begun to market their product in India;currently they do not produce a residential unit for retail sale. Water Maker India has so far been focusing their efforts in the Indian market.

Drinkable Air (www.drinkable-air.com) is a located in Lauderdale Lakes, Florida. It was organized in 2007. Drinkable Air has over 50 distributors in the United States and two in the Pacific Rim. Its AWG's utilize an ozone process to kill water borne organisms. The company's product line supports an office and commercial product named Cameleon.

7.0 Marketing Strategy and Implementation Summary

7.1 Differentiation Strategy

The company has a differentiated sales strategy that is based on providing a **a)** complete clean drinking water solution to **b)** a variety of funded projects and private sector industries in **c)** global regions that offer the most return for our stakeholders.

Focus on the solution: product , service and value-added.
For both foundations (public projects) and private sector clients, we believe that a "full clean drinking water solution" , is what is needed and is what will set us apart in the marketplace. To that end we have identified and priced a complete product and service package that will serve well, be it in a an oil company in Nigeria or a Water.Org project in Haiti. (See: Appendix 2).

Focus on specific regions.
The company has done extensive research into the global water crisis and concluded that a regional sales strategy is needed. By focusing on regions that have a need for clean water at all levels (social services, industry, tourism), we will be able use



Water is an astonishingly complex and subtle force in an economy. It is the single constraint on the expansion of every city, and bankers and corporate executives have cited it as the only natural limit to economic growth.

-Margaret Carlson, Vice Chair, ***World Economic Form***

Every $1 invested in improved water supply and sanitation yields an average of $4-$12 for the local economy , depending on the type of solution.

Even in regions prone to natural disasters, water infrastructure has proven to be a smart investment, sometimes reducing flood damage or disease among survivors.

Clean water transforms lives, communities and generations - and at a surprising low cost.

economies of scale in marketing, sales and production to serve a wide variety of clients with our clean water solution. To this end we have identified South East Asia, Central American and the Caribbean and East Africa as our initial key regions.

Combination of Public and Private Sector.

The company will work in the 3 outlined regions to network and market to a balance of non-profit and private sector companies. Non-profit projects will be centered around organizations such as Water.Org and One Drop, while private sector will center around multi-nationals and local firms working in the targeted regions in oil (i.e. BP) , mining (Tech), tourism (Four Seasons and Princess Cruises) and beverage manufacturing (PepsiCo).



Splash plans to work with non-profit water organizations such as Water.Org as well as private sector firms such as oil companies, cruise ship lines, beverage manufacturers and resort and condo developers.

The result: clean drinking water for residents, visitors and workers which supports the economic growth of a whole region.



Moisture contained in the atmosphere is a practical water source. The atmosphere contains 3500 cubic miles of water or .001% of the earth's total water reservoir volume of 350 million cubic miles. Even if all 6.7 billion people on earth used water from water vapor processors at the rate of 13 US gallons per day, they would only consume .002% of the available atmospheric water.

Explore Non-Traditional Markets and Marketing.

The company realizes it can't only market and sell it's products, service and support to emerging economies such as Asia and Central America. To that end it is developing an effective method to market its products in Europe and the Americas using franchised retail and e-commerce.

7.2 Sales Strategy

The clean drinking water problem in the developing world is now seen as too big for charities alone. Today's new water organizations are driving the water sector for new solutions, new financing models, greater transparency, and real partnerships to create lasting change. We see our company as having the ability to work with both the private sector (private firms) and the public sector (water organizations) to use our new technology to create new solutions.

A Competitive Edge: Public Projects and Private Sector Clients.

Splash has two competitive advantages that distinguishes the company them from the competition.

First, the company serves both the public project market and the private market. This is a competitive edge because the company can reconfigure one product for both market segments, immediately increasing the number of potential customers, at minimal costs to the company within the region it is targeting. The equipment is the same with minor changes to installation, operation and and marketing.

Secondly, the AWH machines offered by Splash Water have a major pricing competitive advantages. They are up to 75% less expensive to purchase then other machines and they are as much as 50% less expensive to operate do to the patented proprietary technology within both units.

7.3 Marketing Strategy

Splash's marketing campaign focuses on raising awareness about the environmental and economic benefits of using a AWH system. Environmental and economic benefits will be outlined within the brand of the company, thus allowing politicians, activists and business leader to pay serious attention to this alternative and connecting the company as the ultimate solution to this crisis. Private sector markets will become aware of the economic savings afforded by an AWH system, while the public sector will be made aware of the efficiencies of this solution over others that are used now.

Splash's marketing will focus on global public relations, targeted networking, focused advertising and water related trade shows. In each of these venues they will target the both the public project and private sector markets along with distributors and retailers.

7.4 Distribution Strategy

Private Sector

Splash is in the process of developing a distribution program to address the private sector market segment. This program includes development of product information and sales information and the appointment of a key Regional Director in the first market of Asia . The regional distribution person and program is the foundation of the relationship between key market segments and Splash. To support this relationship, Splash assigns each Regional Director an technology executive for technical support. By offering this unmatched assistance, directors will more readily be able to offer a complete water solution for our private sector clients.

The company will also look for independent sales agents serving our alternative markets (i.e.. North America). In order to develop a strong network of contacts, Splash will offer an excellent margin system to sales agents selling our units. The margin will be similar to the margin that offered by other water solutions, so for every sale that the rep makes, he/she makes a commission as well as revenue from the installation. This system provides the rep with an incentive to recommend Splash over the competition.

Public Sector

For the public project market, participation charity events, important trade shows and conferences will be the first steps in the relationship between the company and the public foundation market. It is the intent of the company to establish relationships with the top 5 water foundation/organizations. This will be followed by an aggressive program:

a) Non-Profit Networking
b) Public Project Presentation
c) Public Project Prototype

Alternative Sectors

Well the company strategically sells water machines and solutions in Asia, Central America and Africa through public projects and the private sector, we are developing cost effective alternatives to deliver our solutions to the consumer and small office markets in traditional regiona such as North America.

Franchise Stores - North America and Mexico

As more and more consumers question the quality of their tap water and prefer the taste of purified water they are searching for an alternative. But buying small bottles from the supermarket or having water delivered to the home or office is expensive, and getting water from a vending machine is often unhygienic. Our water stores will be pleasant retail locations franchised to local owners, where water is made on-site. Customers either bring empty bottles to the store or buy empty bottles at the store to fill with water.

E-Commerce - UK and China

The company recognizes that selling water machines on line is an important component of its marketing strategy. Key targets include the UK and China. In 2010, the United Kingdom had the biggest e-commerce market in the world when measured by the amount spent per capita, even higher than the USA. At the time, the in the UK was expected to grow by 10% between 2010 to 2015.

Amongst emerging economies, China's e-commerce presence continues to expand. With 384 million internet users, China's online shopping sales rose to $36.6 billion in 2009 and one of the reasons behind the huge growth has been the improved trust level for shoppers. The Chinese retailers have been able to help consumers feel more comfortable shopping online.

7.5 Web Strategy

The Splash Water website will be the virtual business card and portfolio for the company, as well as its online "corporate home" for business-to-business marketing and investor relations. It will showcase our products and services, as well as hosting a portfolio of all past and current real-life testimonials. The website is clean, simple to navigate, yet well designed and flexible, to accommodate changes in our continuing online needs.

The key to the website strategy will be combining a very well-designed front end, with a back end capable of recording leads, processing online orders and information requests, offering online manuals and running Splash's own online marketing program for OEM affiliates.

7.6 Sales Forecast

The important elements of the sales forecast are shown in the table below. We are using aggressive forecasts that will achieve momentum, revenues, positive cash flow and profitability. We feel these are attainable goals, as we plan to offer our products to both public project and private sector . Smaller Units will also be sold to our consumer and small business market either through new channel markets (retail), or directly for a slightly higher price through our website or franchised stores.

Sales Forecast			
	Year 1	Year 2	Year 3
Sales			
Water Stores - Franchises / Resale	$228,000	$1,400,000	$1,650,000
Beverage Manufacturers	$0	240,000	$350,000
Industrial	$1,170,600	$7,200,000	$8,500,000
Water Charities	$310,000	$1,900,000	$2,400,000
Online	$195,150	$1,200,000	$1,600,000
Total Sales	**$1,951,500**	**$12,000,000**	**$14,000,500**
Direct Cost of Sales	Year 1	Year 2	Year 3
Production Costs	$980,000	$6,050,000	$7,500,000
Other Including Water Store	$0	$0	$0
Distribution and Shipping	$292,000	1,653,000	$1,900,000
Gross Profit	$679,500	$4,297,000	$5,780,000

8.0 Milestones A 90 Day Overview

This Milestones Table is being prepared by management.

Milestones					
Milestone	**Start Date**	**End Date**	**Budget**	**Responsible**	**Department**
Business Plan Completion	01/3/2013		TBD	DR	Corporate
Website Launch	10/3/2013	15/03/2013	TBD	AS/SB	Marketing
Sales Roll-out	15/4/2013		TBD	AS/SB	Sales
Funding	6/1/2013		TBD	SB	Corporate
Publicity Campaign	10/1/2013		TBD	AS/SB	Marketing
Publicity in Major Print Publication	9/15/2013		TBD	SB	Marketing
Negotiations with Foundations	11/06/2013		TBD	SB/AS	Sales
Sales Roll-out	9/1/2013		TBD	SB/AS	Marketing
Publicity on broadcast media	11/15/2013		TBD	SB	Marketing
2013 Water Show	10/15/2013		$25,000	SB/AS	Marketing/Tech
Totals					

9.0 Management Summary

Bravos' directors and Splash's management will be diligent in hiring new people, and very loyal to those who are hired. We believe our employees will be our greatest asset, and therefore, as we increase personnel, we will be looking only for individuals whose experience, skills, contacts and expertise will help foster the development and growth of our company. While there is a temptation to hire inexpensive personnel in order to further control costs, our philosophy is that there is a better rate of return in hiring more experienced personnel with expertise in areas we need, so they can immediately contribute to helping attain or exceed the company's goals and objectives.

In order to minimize our start-up costs, we will continue to outsource the manufacturing, marketing and set-up of our machines until the product demand warrants a more profitable method of producing the quantities needed to fulfill sales orders. Only at that point will we consider manufacturing the products ourselves.

10.0 Financial Plan

As an emerging company in an emerging and changing industry, we have intentionally designed a conservative plan, looking to ensure the achievement of our corporate goals along with a solid ROI to our investor/partner(s). We will of course revise our financial plan throughout the first year based on actual figures in sales, manufacturing costs, technological advances, personnel, office space, marketing costs, and so on.

Securing the patents (applied for) for our advanced systems in a new and emerging industry and making partnerships with new foundations and organizations will add immediate value for our stakeholders.

Our plan's success is also predicated on the following assumptions:

- Securing money with investor(s)/partner who will bring added value to our company.
- The acceptance of our machines(s)/AWH systems by the public, the business sector, water charities and governments.
- The ability to attract strong management to our team as needed.
- Managing growth and production costs so as to maintain projected margins and cash flow.
- Staying ahead of technological advances in this field, and reacting to these changes in a timely and efficient manner.
- Managing the 2013 roll-out with minimal personnel until steady growth necessitates hiring additional department management and support staff.
- Partnering with strong OEMs quickly in order to penetrate and dominate market share.
- Partnering with industry leaders (such as BP, Four Seasons, Princess Cruise Lines.,) to assist in demonstrating the efficacy of our systems.
- Success in marketing our products for brand awareness and positioning. Adjusting and adapting to the market trends within this new and emerging industry.

Table 1: Sales Contribution by Product

Product Groups		Airwell 3000 Home/Office	**Airwell 3000 Counter Top*	**Airwell 3000 Mini*	Springwell 3000 Project	Springwell 3000 Advanced	Total/Average
Revenue	Percent	7	4	10	50	28	100
	Monetary	$859,800	$522,000	$1,200,000	$6,000,000	$3,418,200	$12,000,000
Transaction	Num Sales	1,000	803	2700	48	18	4569
	Price	$860	$650	$445	$125,000	$185,000	$2626

** products in italics represent concept products*

Table 2: Sales Contribution by Customer Segment

Costumer Segment		Water Stores Retail	Beverage Business	Water Charities	Industrial	Online	Total Average
Revenue	Percent	12	2	16	60	10	100
	Monetary	$1,440,000	$240,000	$1,920,000	$7,200,000	$1,200,000	$12,000,000
Transactions	NumSales	1,803	2	30	109	2700	4644
	Price	$799	$120,000	$64,000	$66,055	$445	$2584

Table 3: Summary Financial Projections

Financial Summary USD $000	2013	2014	2015	2016	2017
Revenue	$1,844	$12,520	$14,050	$15,770	$17,874
Annual Growth Rate		85%	11%	11%	12%
Gross Profit	$756	$6,512	$7,088	$7,844	$8,697
%	41.0%	52.0%	50.4%	49.7%	48.7%
Operating Expenses	$7,580	$1,634	$1,728	$1,894	$2,113
%	411.0%	13.1%	12.3%	12.0%	11.8%
EBIT-DA	-$6,836	$4,874	$5,360	$5,950	$6,584
%	-370.7%	38.9%	38.2%	37.7%	36.8%
Earnings Before Tax	-$6,971	$4,597	$5,084	$5,717	$6,480
%	-378.0%	36.7%	36.2%	36.2%	36.3%
After Tax Net Earnings	-$4,732	$2,661	$2,936	$3,302	$3,743
%	256.6%	21.3%	20.9%	20.9%	20.9%
Cash Flow	$2,340	$7,492	$10,953	$14,656	$18,704

Appendix 1: Product Specifications

Commercial / Industrial

Air to Water Harvester System

SpringWell 3000 Specifications	
Air to Water production rate	11,356 L/d @ 26.7 degrees C and 60% relative humidity
Air Handler	
Airflow	6,750 cfm
Air Filters	Pre-filter + Electronic filter
Coil	Food grade coating
Refrigerant	R-22
Fan	Centrifugal
Motor	High efficiency
Condensing Unit	
Number of Refrigerant circuits	3
Compressors per circuit	3
Refrigerant	R-22
Number of fans/motors	4
Water Treatment	
Drain Pan	Stainless Steel
Pre-filter	Removes sediment
Ultra-violet treatment system	Stainless steel housing; Kills bacteria and viruses
Water storage capacity (built-in)	200 L
Water Pump	Drinking water quality
Water Filter	Removes bacteria and protozoan cysts
Electronic clock & timer	Scheduled circulation of water in built-in storage through UV treatment system
Water Points	2 – Faucet; Connection to remote storage
Drinking water quality guidelines	World Health Organization (WHO)
Energy Requirements	
Power supplies (50Hz also available)	Air Handler – 460 V, 60 Hz, 3 phase Condensing Unit – 575 V, 60 Hz, 3 phase Water Treatment – 115 V, 60 Hz, 1 phase
Current Draw	Air Handler – Fan motor, 2.25 kW Condensing Unit – Full load, 67 A Water Treatment - 1A
Power	41 kW
Energy cost of product water	0.6kWh/L or 400 kWh/tonne
Operating Considerations	
Service lives estimates (from ASHRAE survey)	Fans, 15 years; Coil, 20 years; Compressors, 20 years; Pumps, 15 years; Electric motors, 18 years
Environmental conditions	Tropical climate; sea level; Min dewpoint 5 degrees C
Sound Power Levels	Air Handler, 76 dB or less; Condensing Unit, 89 dB
Physical Data	
Dimensions (LWH)	Assembled on structural steel channel frame, 236" X 96" X 96" Shipped in standard 20 ft container
Weight	Total: 2,200 lbs.

Appendix 2: Global Water Charities

A Drop in the Bucket seeks out innovative technological solutions to water and sanitation problems. Started by a group of ordinary people in Los Angeles, this non-profit organization works to provide water wells and sanitation systems to schools in Africa. A Drop in the Bucket is a water charity that encourages people to get involved by making donations and by spreading awareness.

Agua Para La Vida is a small organization dedicated to providing clean water solutions to the people of rural Nicaragua. Their goals include: improved sanitation through the building of latrines by local families; health education through school programs, adult programs and personal house visits; watershed conservation through reforestation and a technical work-study school that provides training in all aspects of drinking water projects to Nicaraguan students. The local focus ensures long-lasting success. Donations are accepted online or by mail, and 100 percent goes toward helping a Nicaraguan family build a clean water system.

Blood: Water Mission was founded by the Grammy award-winning band, Jars of Clay. The water charity works to promote sustainable solutions to both the HIV/Aids crisis and the water crisis in Africa. Through community empowerment, Blood: Water Mission has succeeded in creating and maintaining several HIV/Aids clinics along with thousands of water projects, including drilled wells, rain catchments and Biosand filtration. Fundraising campaigns include walks for water and sacrificial commitments to drink only water for two weeks or forty days, donating the money that would normally be spent on other beverages to Blood: Water Mission's efforts. The organization also advocates creating your own campaign to raise funds.

Blue Legacy's main initiative, "Expedition: Blue Planet" takes a team of film, photography and media experts on a journey across five continents to areas where threatened water sources are of particular concern: India's Ganges River, the drought-stricken Palestinian West Bank, and the U.S. Mississippi and Anacosta Rivers. This team uses videos, blogs and photos to chronicle the water issues specific to each area in a larger effort to depict the interconnectivity of water issues on a global scale. Blue Legacy focuses on the impact of water on the lives of the people in each location, using media as an educational tool to build awareness by helping others experience this impact for themselves.

The Blue Planet Run Foundation funds water projects through a collaborative effort known as the Peer Water Exchange (PWX). This network partnership of donors, implementers and observers is an online community that includes 59 agencies and non-governmental organizations like WaterAid, Water for People and charity: water all working together to ensure the ongoing success of water projects in 22 countries. Projects are reviewed and monitored online by various members of the network on a continual basis. There are many ways for people to participate: make a donation online; start a fundraising event; shop at the e-store or dedicate your next athletic event to the safe water cause.

CannedWater4Kids supports clean water initiatives worldwide - including well digging projects, water filtration and clean water education - using clean water packaged in aluminum cans as its symbol and billboard for spreading awareness. All of the funds are raised through personal donations and sponsors. Anyone may donate online or by mail, or by drinking CannedWater4Kids glacial spring water, packaged in recyclable aluminum cans.

charity: water began with a birthday party. In September 2008, founder, Scott Harrison, asked his friends to give $20 for his 31st birthday, instead of gifts. 100% of the money raised went to the funding of six wells in Uganda. Since then, charity: water has grown into a large campaign to raise money for various water projects in Africa, India, Honduras and Haiti. Through a separate website, mycharity: water, the organization provides a way for people to create a page and ask their friends to

contribute funds. Once projects are completed, participants can see proof of contributions through videos, photos and GPS coordinates on Google Maps accessible through the organization's website. Patrons can also build awareness by purchasing products such as reusable water bottles, bracelets, t-shirts, and e-cards through the online store. 100% of all proceeds also go toward charity: water projects.

Clean Water for Haiti is a faith-based missions and humanitarian aid organization. Registered in Canada and the U.S., it is entirely volunteer-run, providing clean water to Haitian families through the production, transport and installation of Biosand filters in areas of need. Clean Water for Haiti hosts technician training classes several times a year for other organizations who would like to start their own Biosand filter projects. Anyone can help by making donations or by becoming a volunteer in Haiti, Canada or the U.S.

Clean Water Fund is based in Washington D.C. and serves in more than 20 states. Its mission is to create strong leadership to aid communities in campaigning for cleaner water and healthier environmental conditions. This non-profit organization takes a democratic approach to issues like clean water sources, global warming and the chemical contamination of our environment. Donations are accepted on-line or by mail and go toward research, education and action programs dedicated to providing clean water, improving public health nationwide, and protecting the ecosystem.

Generosity Water is a handful of people dedicated to the cause of funding clean water projects in parts of Africa, Asia and South America on a small-scale. Based in Los Angeles, this water charity partners with local organizations in these areas to build wells, funding each project with donations that can be obtained through fundraisers or made directly through the website. Once a well is built, Generosity Water distributes de-worming pills to beneficiaries in the community, allowing them a fresh, healthy start. Donors then receive a report documenting the success of the project through real-life stories and pictures.

Just a Drop is a UK-based, independent, non-campaigning, hands-on water charity committed to water projects in 29 different countries. Founded on the principle that just a little bit can make a huge difference, the organization receives support from travel and tourism companies, as well as other businesses, and provides an opportunity for both companies and individuals to make donations online through their Just Giving page. Supporters may also become a "friend" of Just a Drop and commit to regular monthly giving.

Lifewater International is a holistic, charitable Christian ministry that focuses not just on physical need - water - but also on the spiritual and emotional needs of poor people around the world. Like many other water charities, Lifewater helps communities in third-world countries gain access to safe water, sanitation and hygiene, along with the skills necessary to maintain these solutions through future generations. There are many ways to get involved by donating money, raising awareness, sponsoring a fundraiser, volunteering or simply committing to pray.

Living Water International is a faith-based non-profit organization whose mission is to demonstrate the love of God by providing both clean water and "the living water of Jesus" to the poor people of the world. Serving people of all faiths, Living Water takes a three-pronged approach, training, equipping and consulting with communities to meet their needs and foster long-term solutions. The organization hires local people and uses local equipment to create jobs and empower communities to help those around them also achieve sustainable results. The website offers several ways to get involved by volunteering locally or internationally, making donations, or spreading the word through the Living Water International Facebook cause.

One Drop is a non-profit organization established in 2007 by Guy Laliberté, Founder of Cirque du Soleil—strives to ensure that water is accessible to all, today and forever. It is involved in raising awareness among individuals and communities on water-related issues to convince them to mobilize for universal access to water and urge them to adopt sound habits for managing this precious resource for future generations. In closing, ONE DROP Canada is also involved in fundraising—a crucial activity if it is to realize its dream of water for all, today and tomorrow.

Project Wet was founded in 1984 and now works in all 50 states and in over 50 countries to reach children, parents, educators and communities with water education. To do so, this nonprofit organization publishes water resource materials in several languages - including Hungarian and Kiswahili. Project Wet also achieves its mission through training workshops on various water topics and community water events. All resources focus on education that leads to meaningful local, sustainable action. In addition, they have partnered with organizations like USAID and UN Habitat in international projects centered on water, sanitation and hygiene education.

PumpAid was founded by three teachers living and working in Zimbabwe, who saw the need for clean water and sanitation as many of their friends became ill and died from unsafe drinking water. Working in Zimbabwe, Malawi and Liberia, with hopes of expanding out to other parts of Africa, the PumpAid team raises funds to build two types of pumps. Two innovative, simple but effective technologies that can be maintained by poor, rural communities without additional assistance. Building projects are funded through online donations and fundraisers, and all construction projects are performed by the members of each community, using local, easily obtainable materials. Singer, Corinne Bailey Rae, has been a Goodwill Ambassador for PumpAid since 2007.

The OK Clean Water Project began in 2003 when Sister Cathy Molloy in the Kumbo area of Cameroon, invited a group in Ottowa, Canada to respond to the water needs of 11 families in her village. The people in Ottowa raised $3,000 in response, and this Ottowa-Kumba partnership became The OK Clean Water Project. Today, these two groups work together to provide clean water to villages in Kumba and the nearby, outlying areas of Cameroon. Anyone can help by donating funds, becoming a volunteer or simply spreading the word through online social media.

The Run for Water is an annual fundraising event that takes place in Canada. All the money raised goes to Hope International Development Agency, an organization that funds clean water projects in poor regions of Africa, along with other charitable efforts. People may participate in the event directly by running or raising funds, or indirectly by making donations online.

The Ryan's Well Foundation came about because of one six-year-old boy's simple solution to the problem of the world water crisis. After hearing from his first grade teacher that people in different parts of the world were dying because of dirty water, Ryan did extra chores around his house and started speaking in public in efforts to raise money for a well in Uganda. The well was built by the time Ryan turned seven, and since then, his efforts have grown to create the Ryan's Well Foundation, a Canadian-registered water charity, which has succeeded in creating over 500 sustainable safe water, sanitation and hygiene projects in 16 different countries. The foundation provides several ways for people of all ages to get involved by making donations, starting fundraisers, or becoming a Ryan's Well Ambassador and using one's individual talents to contribute to the cause.

The Waterkeeper Alliance is a network of sustainable organizations across the U.S. Each organization is the voice for its community, made up of people who defend their local watershed by tracking down polluters, speaking out in courtrooms, classrooms and town meetings for every person's right to clean fishable, swimmable, drinkable water. The Alliance keeps local Waterkeepers connected and provides them with legal support and the educational resources they will need to defend their local waterways. The website provides an opportunity

for anyone to get involved by making a donation or becoming a Waterkeeper.

The Water Life Foundation is a self-supported, non-profit water charity dedicated to the provision of clean water sources for disadvantaged peoples. Through cooperative community and commercial ventures and various partnerships, WaterLife has funded smaller scale projects in Cameroon, Haiti, Peru and the Dominican Republic, focusing on long-term sustainability through education, sanitation and the creation of clean, safe, affordable water sources.

The Water Project is a Christian, non-profit organization that raises funds to provide access to clean water in Kenya, Sudan, Sierra Leone, India and Zambia, through the building of wells, weirs and rain catchment systems. One-hundred percent of all donations as well as all profits from the online store go toward the building of these water projects. Donors can participate in one-time or monthly offerings or sponsor an entire well. The Water Project tracks every donation to a specific project, and once completed, donors can see the results online through stories, pictures and GPS coordinates.

Water 1st International helps fund sustainable water initiatives in Bangladesh, Ethiopia, Honduras and India, supporting local partner organizations for projects that include hygiene promotion, water sanitation through the building of toilets, and the increased involvement of women to promote gender equality and the creation of a stronger community. Beneficiaries in Bangladesh and India pay for 40 to 100 percent of the capital costs of their projects through a loan program, which ensures the maintenance of efforts well beyond their starting point. Donations are received through the organization's website. In addition, anyone may participate in fundraising efforts through the Water 1st Razoo page, by asking friends and family members to donate money.

WaterAid is an international, non-governmental organization that partners with local organizations in 26 countries in Africa, Asia and the Pacific Region to implement safe water, sanitation and hygiene education in both urban and rural areas. Using simple, low-cost sustainable materials, WaterAid enables families and communities to maintain the systems themselves, ensuring long-term success. The organization's international website allows access to several local websites, which provide opportunities for both adults and children around the world to learn more and to get involved in various fundraising campaigns.

WaterCan / EauVive is a Canadian water charity that funds projects to create sustainable clean water sources, sanitation and hygiene education practices in four East African countries - Kenya, Uganda, Ethiopia and Tanzania. This water charity forms partnerships with indigenous organizations and encourages the local participation of community members, equipping them with the knowledge and tools necessary to ensure long-term maintenance once projects are complete. There are multiple fundraising efforts through this organization, including a Walk for Water and several Canadian university chapters that work to promote this cause.

Water Charity is a nonprofit corporation dedicated to the implementation of practical projects, small and large, short and long-term, to serve those in need of safe water, sanitation and health education. A recent Water Charity initiative, Appropriate Projects, is designed to do small-scale water projects all over the world for those who have immediate need. Each one is run by a Peace Corps volunteer, lasts a month, and costs no more than $500.

Water for Life is based at University of the Nations in Kona, Hawaii. The organization has been involved in short-term water projects in Kiribati, Indonesia and Brazil, and is currently implementing sustainable water initiatives in Kosovo and Rwanda. Beyond simply providing clean water to various parts of the world, Water for Life also seeks to educate and train communities to create and sustain their own local water resources. The University offers various training opportunities and seminars for those who would like to participate in the organization's efforts. Donations are also accepted through the website.

Water for People currently works to develop long-lasting, innovative, safe water solutions in 11 countries around the world. Water for People's most innovative solution runs through its partnership with PlayPumps International and the Case Foundation. This partnership provides for the distribution of PlayPump merry-go rounds to villages around the world. As children spin on the PlayPump, water is pumped from underground into a water tank with a tap from which clean water may be drawn. The organization offers people the opportunity to get involved by spreading the word through online media, shopping the online store, or by making donations.

Water Is Life has developed a drinking straw that filters disease-causing microorganisms and particles from water in a three-stage process. Each straw provides access to clean drinking water to one person for up to a year. This organization saves lives immediately by distributing the straws to villages in third-world countries. After distribution, Water Is Life continues to research and implement a long-term clean water solution in each village while providing hygiene and sanitation assistance to village clinics.

Waterlines is a publicly-funded, all-volunteer, non-profit organization based in New Mexico that has provided funding and expertise for small-scale water projects for over 200 communities in 12 countries. Projects are sponsored by churches and other organizations in the United States, and Waterlines works one-on-one with the individual communities to build a safe water supply system that is afterward continually monitored to ensure success. The communities receiving the aid commit their own labor to build and maintain the system. Project costs range from $1,000 to $25,000.

Water Missions International began as a response to the devastation of Hurricane Mitch in Honduras in 1998. George and Molly Greene, operators of an engineering company at the time, created a mini-water treatment system that uses both chemical disinfection and filtration to provide victims with clean, safe drinking water. After witnessing the success of the mission in Honduras, they sold their engineering company and founded Water Missions International. To date, the organization has provided assistance to communities in eight different countries. Each mission involves not only the spread of clean water treatment systems, but also the spread of the "living water" message of Christianity.

Water to Thrive is a faith-based non-profit organization founded by Triumphant Love Lutheran Church in Austin, Texas after a Bible study of only 40 people learned of the world water crisis and raised enough money to build 12 freshwater wells in Ethiopia. This water charity implements three types of water project solutions - hand-dug wells, spring protection, and bore holes - to people in Ethiopia and Sierra Leone. Churches, schools, clubs, organizations and individuals may get involved by making donations or by sponsoring an entire project.

Water.org was founded by Matt Damon and Gary White. Believing that the indigenous people within each community know best how to solve their own problems, Water.org partners with other, local organizations in Africa, Asia and Latin America before carrying out any water project. The partnership organizations are carefully screened and selected, and once approved, Water.org provides funding and assistance in the form of hygiene and sanitation education in addition to the building of safe community water wells and systems. Through the Water Credit Initiative, a small loan program, communities are able to partially fund their own project, thus claiming ownership and increasing the likelihood of long-term success. For water.org, "digging is the easy part." What happens before and after the system is in place is most important.

Wine to Water was founded by Doc Henley, a North Carolina bartender and nightclub musician who wanted to find a creative way to provide clean water to those in need. Based on Jesus' first miracle, this water charity uses money raised from wine-related events and tastings for water projects in Sudan, Uganda, India, Cambodia and Peru. Anyone may get involved by hosting a Wine to Water benefit or by making donations directly online or by mail.